210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

MEDIA ADVISORY

Oncolytics Biotech® Inc. to Present at Bloom Burton & Co. Healthcare Investor Conference

CALGARY, AB, June 18, 2012 --- Dr. Brad Thompson, President and CEO of Oncolytics Biotech Inc. (TSX: ONC, NASDAQ:ONCY), will present a corporate overview of the Company at the Bloom Burton & Co. Healthcare Investor Conference on June 21st, 2012 at 10:30 am ET. The Conference is being held at the Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario on June 21st between 8:30 am and 4:30 pm ET.

The Bloom Burton & Co. Healthcare Investor Conference brings together U.S., Canadian and European investors who are interested in the latest developments in the Canadian healthcare sector. Attendees will have an opportunity to obtain corporate updates from the premier Canadian public and private companies through presentations and break-out Q&A sessions.

About Bloom Burton & Co.
Bloom Burton & Co. is Canada's largest and most active healthcare-specialized investment banking group. The team of healthcare specialists merges scientific, medical, clinical, intellectual property and commercial expertise with a strong understanding of the capital markets, to advise and raise capital for private and public companies. For more information, please visit www.bloomburton.com.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This release and the presentation related thereto contain forward-looking statements which involve known and unknown risks, delays, uncertainties and other factors not under the Company’s control and which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements. Such risks and uncertainties include, among others, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	IRG, LLC Erika Moran 20th Floor, 1251 Avenue of the Americas New York, NY 10020 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com